UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
Coinstar, Inc.

(Name of Issuer)
Common Stock, $0.001 par value

(Title of Class of Securities)
19259P300

(CUSIP NUMBER)
Brian Jozwiak
Fine Capital Partners, L.P.
590 Madison Avenue, 5th Floor
New York, New York 10022
Tel. No.: (212) 492-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
- with copies to -
Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
December 14, 2007

(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	19259P300	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fine Capital Partners, L.P. 20-1192223

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,407,706

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,407,706

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,407,706

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.04%

14	TYPE OF REPORTING PERSON*

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	19259P300	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fine Capital Advisors, LLC 20-1179514

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,407,706

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,407,706

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,407,706

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.04%

14	TYPE OF REPORTING PERSON*

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	19259P300	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Debra Fine

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		1,407,706

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,407,706

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,407,706

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.04%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D
Item 1. Security and Issuer
          This Schedule 13D relates to shares of common stock, $0.001 par value (“Common Stock”), of Coinstar, Inc., a Delaware corporation (the “Issuer”), directly owned by private investment funds managed by Fine Capital Partners, L.P., a Delaware limited partnership (“FCP”). The Issuer’s principal executive offices are located at 1800 114th Avenue SE, Bellevue, Washington 98004.
Item 2. Identity and Background
          (a) This statement is filed by (i) FCP, as the investment manager to certain private investment funds, with respect to shares owned by such private investment funds, (ii) Fine Capital Advisors, LLC, a Delaware limited liability company (“FCA”), as the general partner of FCP, and (iii) Ms. Debra Fine, a principal of FCP and FCA, with respect to the shares owned by such private investment funds (the persons mentioned in (i), (ii) and (iii) are referred to as the “Reporting Persons”). Ms. Fine is the sole Manager of FCA and the President of FCP. Brian Jozwiak is the Chief Financial Officer and Chief Operating Officer of the Reporting Persons.
          (b) The business address of each of the Reporting Persons and each of the other executive officers of FCP is 590 Madison Avenue, 5th Floor, New York, New York 10022.
          (c) FCP provides investment management services to private individuals and institutions. FCA serves as the general partner of FCP. The principal occupation of Ms. Fine is investment management. The principal occupation of Mr. Jozwiak is Chief Operating Officer and Chief Financial Officer of FCP and its affiliates.
          (d) None of the Reporting Persons, or other persons with respect to whom information is given in response to this Item 2, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) None of the Reporting Persons, or other persons with respect to whom information is given in response to this Item 2, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
          (f) FCA is a Delaware limited liability company. FCP is a Delaware limited partnership. Ms. Fine and Mr. Jozwiak are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration
          The net investment costs (including commissions, if any) of the shares of Common Stock directly owned by the private investment funds is approximately $42,767,211. Ms. Fine, FCP and FCA do not directly own any shares of Common Stock.
Item 4. Purpose of the Transaction
          The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment, and the purchase of the shares of the Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for acquiring control of the Issuer.  Depending on price, availability, market conditions and other factors that may affect their judgment, the Reporting Persons may acquire additional shares or dispose of any or all of their shares.  The Reporting Persons do not currently intend to acquire the Issuer or to control the management and policies of the Issuer.
Item 5. Interest in Securities of the Issuer
          (a) As of December 21, 2007, Ms. Fine beneficially owns 1,407,706 shares of Common Stock, which represents 5.04% of the Issuer’s outstanding shares of Common Stock. FCP, FCA and Ms. Fine direct the voting and disposition of 1,407,706 shares of Common Stock representing 5.04% of the Issuer’s outstanding shares of Common Stock. The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D, was calculated by dividing (i) the number of shares of Common Stock beneficially owned by each Reporting Person as of December 21, 2007 as set forth in this Schedule 13D, by (ii) the 27,961,059 shares of Common Stock outstanding as of October 19, 2007, based upon the Issuer’s Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2007.
          (b) Ms. Fine and FCP have the power to vote and dispose of all of the shares of Common Stock held by the private investment funds.
          (c) The transactions in the Issuer’s securities by the Reporting Persons in the last sixty days are listed as Exhibit 1 attached hereto and made a part hereof.
          (d) Not Applicable.
          (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
          Not Applicable.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Transactions in the Issuer’s securities by the Reporting Persons in the last sixty days.

Exhibit 2	Joint Filing Agreement dated December 21, 2007, among the Reporting Persons.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2007

FINE CAPITAL PARTNERS, L.P.

	By:	Fine Capital Advisors, LLC,
its general partner

		By:	/s/ Debra Fine

		Name: Title:	Debra Fine Manager

FINE CAPITAL ADVISORS, LLC

	By:	/s/ Debra Fine

	Name:	Debra Fine
	Title:	Manager

/s/ Debra Fine

Debra Fine